Exhibit 99.3
Performance of Wipro Limited for quarter & year ended March 31, 2006
April 19, 2006
Suresh C Senapaty
Executive Vice President & Chief Financial Officer
© Copyright 2006 Wipro Ltd

Wipro Ltd: Highlights for FY 2005-06
• Wipro Limited Revenues increased by 30% to Rs. 10,626 Crores • Profit After Tax grew by 27% to Rs. 2,067 Crores
• Revenues from our combined IT business crossed $2 billion landmark; Global IT business Revenues grew 33% while Revenues from our India, Middle East and Asia Pacific business grew 22%
• Our R&D Business and Europe Geo crossed the landmark of half a • billion dollar annual Revenues.
• Employee strength in Global IT business crosses 50,000

Financial Summary of year ended Mar 31, 2006 (Indian GAAP)
Wipro Limited (Consolidated)
Growth Particulars Rs Crores YoY
Revenue 10,625.8 30%
Profits Before Interest & Tax 2,250.6 24%
Profits After Tax 2067.3 27% —— —— —
Key Segmental Results Global IT Services 8,066.0 33% 1985.4 24 % Consumer Care & Lighting 600.8 27% 80.5 20%
Over last three years, Wipro Revenues & PAT has grown at 39% and 36% CAGR respectively

Financial Summary of quarter ended Mar 31, 2006 (Indian GAAP)
Wipro Limited (Consolidated)
Growth Particulars Rs Crores QoQ YoY
Revenue 3,113.2 13.5% 35%
Profits Before Interest & Tax 670.5 13.2% 39%
Profits After Tax 617.9 13.7% 43% —— —— —— — Key Segmental Results Global IT Services 2,317.1 9.2% 41% 581.0 10.4% 40 % Consumer Care & Lighting 165.8 7.0% 35% 21.4 2.4% 21%

Highlights for the quarter – Global IT business
• Revenues at $512.3 m (QoQ growth of 8.2%), ahead of guidance of $510 m • Operating Margins expanded sequentially by 30 bps despite 3% onsite salary hike • Volume growth of 7.4% and realizations up by 0.6%
• Over last 2 quarters, have moved % of Offshore work favorably by 200 basis points (from 45.3% in Q2 to 47.4% in Q4)
• Newer service lines now comprise 39.6% of revenues, YoY higher 150 bps
• Continuing the transformation, BPO business expanded operating margins once again by more than 150 basis points
• During the quarter, we announced acquisition of cMango Inc in Business Services Management (BSM) space under our TIS horizontal. The integration planned from Q1 06-07 and we are excited by the prospects ahead.

Revenue Dynamics – Global IT Services
Vertical distribution Geographical distribution
Others 11% Product Manufacturin Engineering g Services 10% 31%
Energy & Utilities Telecom 11% Service Providers 6% Retail 9% Finance 22%
Japan ROW 1% 4%
Europe 33%
North America 62%
• Our Financial Solutions & combined Technology Business delivered 64% YoY & 42% YoY growth respectively.
• Our differentiated services – Testing, TIS & Package Implementation services grew 89%, 53% and 35% YoY respectively. Testing has now growth 15% CQGR and TIS at 11% CQGR over last 8 quarters.
• Europe grew 46% YoY, Japan continued its momentum with second straight quarter of double digit sequential growth.

Customer Dynamics – Global IT business
• Added 42 new clients (including 2 in BPO). Of this, 5 from Fortune 1000/ Global 500 Corporations
• 17 new customers were in the Product Engineering Solutions business; 26 of the new customers were from North America
• Amongst key wins, Wipro was named as the only Indian Tier I vendor by • General Motors.
• Others include a leading provider of products and services supporting the health care industry and a large multi-million dollar contract from a global Telecom Major for setting up and running their next generation CDMA lab. Also, a leading US based retailer chose Wipro for a roll-out in the package implementation space
• Reflecting continued customer confidence in Wipro, customers with $1 Mn revenue run-rate increased from 210 in Q3 to 221 in Q4; customers with $3 mn or more Revenue run rate increased from 115 in Q3 to 127 in Q4; customers with over $50 mn revenue run rate in Q4 were 4.

Key Highlights – Wipro Infotech
• Wipro Infotech won a contract for providing comprehensive IT outsourcing services to HDFC Bank. The contract is valued at Rs. 3600 million over a period of 10 years. Wipro will provide comprehensive Infrastructure management services for Data Center, Network and End user equipments.
• Other Notable wins for Wipro Infotech in Q4 include an AP government contract for Integrated Land Information System and an Infrastructure Management Services contract awarded by Standard Chartered Group.
• Wipro Infotech was conferred “Best SAP APA Channel Partner — mySAP All-In-One Target over Achiever” award for the role in delivering quick and effective micro-vertical solutions in SME space.
• Cisco Systems awarded Wipro Infotech “Best Partner-Customer Advocacy” for the APAC region.

Summary
• Track record of consistent growth continues – Global IT business continues to deliver broad-based growth – each vertical, service line and geographies delivering robust growth; Differentiated service lines continue to demonstrate significantly higher growth
• Robustness of business model proven again – expanded Operating Margin in spite of onsite compensation revision
• Continued focus on inorganic strategy to supplement organic growth
• Wipro Infotech continues to innovate and lead industry growth in India; gaining strong traction in other geographies
• Non-IT businesses too sustaining growth momentum • Wipro well positioned to deliver strong value for its stakeholders
Thank You

Supplemental Data
Financial Results as per US GAAP
Key Operating Metrics in Global IT business
1 0

Financial Summary of year ended Mar 31, 2006 (As per US GAAP)
Wipro Limited (Consolidated)
Growth Particulars Rs Crores YoY
Revenue 10,610.7 30%
Profits Before Interest & Tax 2,197.2 23%
Profits After Tax 2027.0 —— — Key Segmental Results Global IT Services 8,051.4 33% 1940.9 Consumer Care & Lighting 562.5 23% 79.8
28%
23%
19%

Financial Summary of quarter ended Mar 31, 2006 (As per US GAAP)
Wipro Limited (Consolidated)
Growth Particulars Rs Crore QoQ YoY
Revenue 3,054.2 10.1% 33%
Profits Before Interest & Tax 641.6 9.6% 29%
Profits After Tax 597.5 12.2% 34% —— —— —— — Key Segmental Results Global IT Services 2,310.4 9.0% 39% 565.7 9.1% 30 % India,ME & Asia Pac IT Biz. 529.6 37.0% 17% 43.7 12.3% 17.2 % Consumer Care & Lighting 148.4 1.7% 25% 21.1 0.2% 19.8%

Key Operating Metrics in Global IT Business quarter ended March 31, 2006
Particulars Mar 06 Dec 05 Mar 05
Revenue Break-down
Tech. Services 37.4% 36.9% 36.8% Financial Solutions 22.4% 21.1% 19.0% Enterprise Solutions 40.2% 42.0% 44.2%
North America 62.3% 62.3% 64.4% Europe 32.5% 33.0% 31.0% Japan 3.9% 3.7% 4.0% Others 1.3% 1.0% 0.6%
Onsite Revenue 52.6% 53.1% 55.2% Offshore Revenue 47.4% 46.9% 44.8%
People related
No of people (Quarter end data) IT Services 37,655 36,626 26,184 BPO Services 16,087 14,398 15,673 Total 53,742 51,024 41,857
Net Addition during the quarter IT Services 1,029 3,770 1,187 BPO Services 1,689 1,419 1,333 Total 2,718 5,189 2,520 13